#3 BETHESDA METRO CENTRE

SUITE 700

BETHESDA, MD 20814

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Tel (877) 424-2429

Cannabics.com

14th October, 2015

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Julie Marlowe

Re: Cannabics Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed December 15, 2014

File No. 000-52403

Dear Ms. Marlowe,

The Issuer has been preparing its responses to your above-referenced Comments. We are aware of the time delay and now finalizing our last section, which was given out for 3rd party opinion.

We would expect to have these responses presented to you no later than Tuesday, October 20th. Should you have any questions or comments, please do contact me at any time. Thank you for your understanding in this matter.

Sincerely yours,

/s/ David E. Price
David E. Price, Esq.